EXHIBIT 12.1

CITIZENS FINANCIAL GROUP, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months	Six Months	Year Ended December 31,
(dollars in millions)	Ended June 30, 2018		2017	2016	2015	2014	2013(2)
Computation of Earnings:
Income (loss) from continuing operations before income tax expense	$549	$1,050	$1,912	$1,534	$1,263	$1,268	($3,468)
Fixed charges	303	553	799	559	503	417	499
Total Adjusted Earnings	$852	$1,603	$2,711	$2,093	$1,766	$1,685	($2,969)

Computation of Fixed Charges:
Interest expense	$290	$527	$747	$508	$452	$363	$443
Portion of net rental expense deemed representative of interest (1)	13	26	52	51	51	54	56
Total Fixed Charges	$303	$553	$799	$559	$503	$417	$499

Ratio of Earnings to Fixed Charges	2.8	2.9	3.4	3.7	3.5	4.0	(5.9)

(1) The portion of rents shown as representative of the interest factor is one-quarter of total net operating lease expenses.
(2) The deficiency for this period was $3,468 million due in part to a goodwill impairment charge of $4,435 million ($4,080 million after tax).